INCOME BALANCE NARRATIVE



Revenues
Profit
$416,510
$-103,091
$243,306
$-112,848
2019
2020

Net Margin: -46% Gross Margin: 93% Return on Assets: -46% Earnings per Share: -$424.24

Revenue per Employee: $243,306 Cash to Assets: 28% Revenue to Receivables: 577% Debt Ratio: 93%